Exhibit 99.9

NICE Wins Two Awards for Excellence in Customer Service at
CONAREC 2018

NICE Nexidia Interaction Analytics and NICE Engage recognized at Brazil's largest customer relationship event

Hoboken, N.J., September 17, 2018 – NICE (Nasdaq: NICE) today announced that it is the winner in two categories of the 2018 CONAREC Award. NICE Nexidia and NICE Engage were each presented the award in a ceremony at the annual National Congress of Company-Customer Relations (CONAREC 2018) held in São Paulo, Brazil. The award reaffirms the company's strength in innovation driven analytics, one of the company's three key pillars and a driving force for more meaningful engagements with customers.

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NICE Nexidia:  NICE Nexidia helps uncover insights into customer behavior over their full journey with an organization and improve business outcomes by providing the widest possible understanding of customer intent and behavior. Designed to turn customer interactions into actionable results, the product's purpose-built analytics enables measuring progress in meeting goals in both, customer satisfaction and churn reduction.

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NICE Engage: the leading recording platform, NICE Engage, makes it easy to record and manage interactions from multiple channels (including voice, chat, video, social, etc.) in a single place. A scalable, secure and robust platform, NICE Engage supports thousands of concurrent IP streams: capturing, streaming interactions in real time, recording and archiving. The platform is designed for flexibility and easily adapt to a contact center's unique operational and business requirements, enabling significant reduction in total cost of ownership.

Award winners were selected by major Brazilian contact centers and technology buyers, based on eight criteria, namely automated attendance (bots), cost benefit, integration with other systems, overall satisfaction; performance, possibility to continue / recommend with supplier, quality of service / multichannel support and user experience (UX).

NICE recently participated in the CONAREC exhibition (booth #20) and presented solutions that enable leading in 'the Experience Revolution' via its three pillars – Analytics, Artificial Intelligence and Cloud. A key innovation shown for the first time in Latin America was NICE Employee Virtual Attendant or NEVA, the world's first virtual attendant, designed with the employee in mind. NEVA enables employees to execute the most complex requests efficiently thus increasing front and back-office process effectiveness, boosting sales delivery and enabling adherence to regulations while increasing morale.

Jacques Meir, Executive Director of Knowledge of Grupo Padrão, responsible for CONAREC, highlighted "The Conarec Award represents a vision in perspective of the quality of technologies, processes and methodologies that allow companies to improve their management of clients. It lets you know in detail how technologies and processes combine to ensure the best customer experience across different channels. NICE obtained its acknowledgments based on the evaluations of customers and users of its technologies. That relevance is absolute and unequivocal because it is based precisely on the characteristics and power that NICE solutions provide to the companies."

Yaron Hertz, President, NICE Americas, said, “Analytics, Cloud and Artificial Intelligence solutions can work together to understand user behavior. The NICE Nexidia solution for analytics, for example, uses neural learning networks to perform sophisticated audio and text searches on all types of interactions such as calls, chats, e-mails, and surveys. By delivering a fully integrated view of interactions with customers, companies can take the right measures and deliver a personalized experience for each person, regardless of the channel. We are honored to receive the awards in two categories. The recognition reinforces our leadership in the market and our commitment to delivering customer experience. Recently, Forrester Research ranked NICE Nexidia as the leader in its Forrester New Wave ™ report: AI-Fueled Speech Analytics Solutions, Q2 2018."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hertz, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.